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                                                                    EXHIBIT 99.1


                          Independent Auditors' Consent




The Board of Directors
PLD Capital Limited:

We consent to incorporation by reference in the registration statement (no. 333-5396) on Form S-3 of PLD Capital Limited of our report dated August 4, 1999, relating to the balance sheet of PLD Capital Limited as of December 31, 1998 and 1997, and the related statements of operations, shareholder's equity, and cash flows for the years ended December 31, 1998 and 1997 and the nine months ended December 31, 1996, which report appears in the Annual Report on Form 20-F for the year ended December 31, 1998 of PLD Capital Limited.




                                                     Moore Stephens
                                                     Chartered Accountants

Nicosia, Cyprus
August 27, 1999